FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Schedule of CLSA India Forum : November 16, 2016

 Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of CLSA India Forum held in Gurgaon on November 16, 2016. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 Item 2

CLSA India Forum: November 16, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	Carmignac Gestion
2.	Group	Swiss-Asia Financial Services Pte. Ltd.
3.	One-on-one	Orbis Asia
4.	One-on-one	Mirae Asset Global Investments (HK) Ltd.
5.	Group	Johnston Asset Management Corp.
6.	Group	Mawer Investment Management Ltd.
7.	Group	AR Capital Pte. Ltd.
8.	Group	NNIP Singapore
9.	Group	Raiffeisen Kapitalanlage GmBH
10.	Group	Mirabaud Asset Management Ltd.
11.	Group	CIMB-Principal Asset Management Berhad
12.	Group	Toscafund Asset Management LLP
13.	Group	Conatus Capital Management LP
14.	Group	Robeco Hong Kong
15.	One-on-one	Artisan Partners LP

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date: November 17, 2016	By:	/s/ Shanthi Venkatesan
Name : Shanthi Venkatesan
Title : Deputy General Manager